

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 11, 2007

Rose Fischer
President and Director
Penn-Pacific Corp.
3325 Griffin Road #200
Ft. Lauderdale, FL 33323

     Re: **Penn-Pacific Corp.**
            Form 10-KSB for the Fiscal Year Ended September 30, 2006
            Filed July 5, 2007
            Form 10-QSB for the Quarterly Period Ended June 30, 2007
            Filed July 5, 2007
            File No. 0-730

Dear Ms. Fischer:

      We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Controls and Procedures, page 12

1.   You disclose that your officers have concluded that your "... disclosure controls and procedures … are effective in ensuring that the information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Item 307 of Regulation S-K requires you to disclose your officer's conclusions regarding the

effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also "…include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. This comment also applies to your Form 10-QSB for the quarterly period ended June 30, 2007.

2.   You also state "There were no significant changes in Penn-Pacific Corp. internal control over financial reporting…" Item 308 of Regulation S-K requires you to disclose any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure to comply with Item 308 of Regulation S-K.

Report of Independent Registered Public Accountants, page F-1

3.   The scope paragraph of your independent accountants report on your consolidated financial statements explains that they audited your statements of operations, stockholders' equity, and cash flows from January 13, 1997 (inception) to September 30, 2006. However, such inception to date information is not specifically identified within the opinion paragraph as being fairly stated in all material respects. Please provide an audit opinion that includes your statements of operations, shareholders' equity and cash flows from inception to September 30, 2006.

4.   Similarly, we note that your statement of stockholders' equity for the period from inception to September 30, 2006 is identified as being audited within the scope paragraph of your independent accountants report on your consolidated financial statements. However, such statement of stockholders' equity is not specifically identified as being fairly presented in all material respects within the opinion paragraph. Please provide an audit opinion that includes all financial statements and covers the appropriate periods including the inception date to September 30, 2006.

5.   We also note that within the scope and opinion paragraphs of the report on your
        consolidated financial statements from your independent accountants, they
        explain that they have audited your financial statements "… for the two years
        ended September 30, 2006…" This statement seems to indicate that the
        individual years within the two year period ended September 30, 2006 were not
        audited. Please provide a revised audit report that states, if true, that each of the
        years in the two year period ended September 30, 2006 were audited.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Mark Wojciechowski at (202) 551-3759 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief